Established in 1930, San Francisco-based Dodge & Cox provides professional investment management services to individuals, retirement funds, and tax exempt institutions through mutual funds and separate accounts.	Account Access: New Login feature coming

Three factors distinguish Dodge & Cox from other asset managers: independence, longevity and a clearly defined, consistently applied investment philosophy.	Equity Asset Growth at Dodge & Cox (dated April 4, 2006)

The philosophy that guides the management of our equity, fixed-income and balanced portfolios is built on traditional principles. We maintain a long-term focus, conduct our own research and employ a rigorous price discipline. Our decision making process takes full advantage of individual insights within a team-oriented culture.	Receive Fund literature via E-mail by changing your “Electronic Delivery Preferences” in Account Access.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Account Access

IMPORTANT: Changes coming to Account Access

In the next few weeks, we will introduce significant changes to online account access.

Enhanced Login - A new login feature will require you to establish a unique User ID to access your accounts. Once this enhancement is in place, you will no longer be able to use your social security number to access your accounts. This change is being made to better protect your personal information.

Electronic Statements - You will soon be able to view, print and save statements electronically within Account Access.

To access your account, use the secure login box at the right of this page.

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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	14.61%	18.19%	14.06%	14.47%	14.86%
S&P 500 Index	10.79%	12.28%	6.97%	8.59%	11.74%

Fund Characteristics

as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$150.77
Total Net Assets (billions)	$61.0
Expense Ratio (annualized, as of June 30, 2006)	0.52%
2005 Portfolio Turnover Rate	12%
30-Day SEC Yield(a)	1.20%
Fund Inception	1965

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	86	500
Median Market Capitalization (billions)	$24	$13
Weighted Average Market Cap. (billions)	$69	$96
Price-to-Earnings Ratio(b)	14.6x	14.9x
Foreign Stocks(c) (% of Fund)	15.8%	0.0%

Ten Largest Holdings(d)	% of Fund
Hewlett-Packard Co.	4.1
Comcast Corp. Class A	3.7
Pfizer, Inc.	3.3
News Corp. Class A	2.9
Time Warner, Inc.	2.6
Chevron Corp.	2.6
Sony Corp. ADR (Japan)	2.4
McDonald’s Corp.	2.4
Matsushita Electric Industrial Co., Ltd. ADR (Japan)	2.3
Cardinal Health, Inc.	2.3

Asset Allocation

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	21.6	10.1
Health Care	16.5	12.7
Financials	14.5	22.3
Information Technology	13.7	15.3
Energy	8.8	9.3
Industrials	8.7	10.9
Materials	5.2	2.9
Consumer Staples	3.8	9.6
Utilities	1.4	3.4
Telecommunication Services	1.0	3.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Dodge & Cox Stock Fund (DODGX)	September 30, 2006

Objective	The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy	The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits	• A simple way to own a broadly diversified portfolio of stocks • Low expenses, no sales charges, no distribution fees

Unless otherwise noted, the information below is as of September 30, 2006.

General Information

Net Asset Value Per Share	$150.77
Total Net Assets (billions)	$61.0
Expense Ratio (annualized, as of June 30, 2006)	0.52%
2005 Portfolio Turnover Rate	12%
30-Day SEC Yield(a)	1.20%
Fund Inception	1965

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years.

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	86	500
Median Market Capitalization (billions)	$24	$13
Weighted Average Market Capitalization (billions)	$69	$96
Price-to-Earnings Ratio(b)	14.6x	14.9x
Foreign Stocks(c) (% of Fund)	15.8%	0.0%

Ten Largest Holdings(d)	Fund
Hewlett-Packard Co.	4.1%
Comcast Corp. Class A	3.7
Pfizer, Inc.	3.3
News Corp. Class A	2.9
Time Warner, Inc.	2.6
Chevron Corp.	2.6
Sony Corp. ADR (Japan)	2.4
McDonald’s Corp.	2.4
Matsushita Electric Industrial Co., Ltd. ADR (Japan)	2.3
Cardinal Health, Inc.	2.3

Asset Allocation

Sector Diversification	Fund	S&P 500
Consumer Discretionary	21.6%	10.1%
Health Care	16.5	12.7
Financials	14.5	22.3
Information Technology	13.7	15.3
Energy	8.8	9.3
Industrials	8.7	10.9
Materials	5.2	2.9
Consumer Staples	3.8	9.6
Utilities	1.4	3.4
Telecommunication Services	1.0	3.5

(a)  SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)  The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c)  Foreign stocks are U.S. dollar-denominated.

(d)  The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

See other side

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Average Annual Total Return*

For periods ended September 30, 2006	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Stock Fund	14.61%	18.19%	14.06%	14.47%	14.86%
S&P 500 Index	10.79	12.28	6.97	8.59	11.74

The Dodge & Cox Stock Fund had a total return of 4.8% for the third quarter of 2006, compared to 5.7% for the Standard & Poor’s 500 Index (S&P 500). For the nine months ended September 30, 2006, the Fund had a total return of 11.3%, compared to 8.5% for the S&P 500. At quarter end, the Fund had net assets of $61.0 billion with a cash position of 4.8%.

Third Quarter Performance Review

While the Fund performed well on an absolute basis in the third quarter, it did lag the S&P 500 by 0.9%. Key detractors from the Fund’s relative performance were in areas of the Fund that rose strongly, just not as much as the corresponding S&P 500 sectors. For example, the Fund’s Financial holdings (up 5%) underperformed those in the S&P 500 (up 8%). Capital One Financial (down 8%) was the primary detractor in this sector. The Fund’s Health Care stocks performed well on an absolute basis (up 8%), but lagged the return of the S&P 500’s Health Care sector (up 10%). The Fund’s investments in Pfizer (up 22%) and HCA (up 16%) offset declines from its investments in Sanofi-Aventis (down 9%) and GlaxoSmithKline (down 4%).

The Fund benefited from its investments in the Information Technology sector, which returned 10% (e.g., Hewlett-Packard up 16% and Motorola up 24%) compared to 8% for those in the S&P 500. There were also a number of individual stocks which significantly contributed to or detracted from the Fund’s third quarter results. Some of the Fund’s largest positions, such as Comcast (up 13%) and McDonald’s (up 16%) helped results, while other large positions, like Sony (down 8%), FedEx (down 7%) and Union Pacific (down 5%), hurt. Baker Hughes (down 17%) was the Fund’s weakest absolute performer during the third quarter.

As always, we focus our efforts on understanding the opportunities and risks facing each of the companies in the Fund over a three-to-five year investment horizon. When a company’s stock price moves significantly we revisit our outlook for the company’s long-term earnings prospects, and ask ourselves the question, “Given what we know today about the company and its current stock valuation, do we want to own it over the next three-to-five years?” For this reason, we encourage shareholders to focus on the long term and not concentrate on short-term results.

Investment Strategy

As we have discussed in the past, valuations have compressed across the broad equity market over the past few years, resulting in a different range of investment opportunities to consider. By early 2000, with equity valuations at all-time highs, investors had become unreasonably optimistic and had bid up stock prices of certain companies to levels which implicitly incorporated expectations for future growth that even the ablest of management teams would be unable to satisfy. Leading companies with excellent business franchises and good prospects for long-term growth turned out to be poor investments because of excessive valuations.

As valuations have decreased and the range of valuations has narrowed across the market since 2000, our investment team (30 portfolio managers and analysts) has invested in a growing number of these “leading” companies which no longer trade at large premiums to the market. We have been selectively increasing the Fund’s exposure to these companies, many of which are found in: 1) areas of traditional growth, such as Information Technology (e.g., Hewlett-Packard and Dell), Media (e.g., Comcast and Time Warner) and Health Care (e.g., Pfizer and Sanofi-Aventis), which collectively represent 40.9% of the Fund; 2) mega-capitalization stocks which represent dominant business franchises (e.g., Citigroup, GE and Wal-Mart); and 3) multi-national businesses based in the U.S. and abroad that, over time, should increasingly benefit from the expansion of the global economy (e.g., Avon and Matsushita).

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available online in November.

October 2006

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

09/06 SF FS

www.dodgeandcox.com

International Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	20.18%	27.44%	21.32%	NA	†	NA	†
MSCI EAFE Index	19.17%	22.31%	14.26%	NA	†	NA	†

Fund Characteristics

as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$40.25
Total Net Assets (billions)	$24.6
Expense Ratio (annualized, as of June 30, 2006)	0.67%
2005 Portfolio Turnover Rate	7%
30-Day SEC Yield(a)	1.49%
Fund Inception	5/1/2001

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	82	1,166
Median Market Capitalization (billions)	$14	$5
Weighted Average Market Cap. (billions)	$53	$55
Price-to-Earnings Ratio(b)	13.1x	13.6x
Countries Represented	20	22
Emerging Markets	14.2%	0.0%

Ten Largest Holdings(c)	% of Fund
Sanofi-Aventis (France)	3.4
News Corp. Class A (United States)	2.8
HSBC Holdings PLC (United Kingdom)	2.4
Nokia Oyj (Finland)	2.3
Matsushita Electric Industrial Co. Ltd. (Japan)	2.3
Royal Bank of Scotland Group PLC (United Kingdom)	2.3
Infineon Technologies AG (Germany)	2.3
GlaxoSmithKline PLC ADR (United Kingdom)	2.2
Hitachi, Ltd. (Japan)	2.2
Mitsubishi UFJ Financial Group ADR (Japan)	2.1

Asset Allocation

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	36.0	44.6
Japan	21.8	23.7
United Kingdom	15.2	23.8
Latin America	7.5	0.0
Pacific (excluding Japan)	7.0	7.9
United States	4.9	0.0
Africa	1.5	0.0
Middle East	1.0	0.0
Canada	0.9	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	21.5	30.1
Consumer Discretionary	14.2	11.9
Information Technology	12.2	5.6
Materials	11.6	8.1
Industrials	9.7	10.6
Energy	8.0	7.5
Consumer Staples	7.6	8.0
Health Care	6.3	7.6
Telecommunication Services	3.6	5.1
Utilities	1.1	5.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through September 30, 2006 (5.42 years) was 15.11%. The MSCI EAFE’s total return was 8.43% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Dodge & Cox International Stock Fund (DODFX)	September 30, 2006

Objective	The Fund seeks long-term growth of principal and income.

Strategy	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

Benefits	• A simple way to own a broadly diversified portfolio of international stocks • Low expenses, no sales charges, no distribution fees

Unless otherwise noted, the information below is as of September 30, 2006.

General Information

Net Asset Value Per Share	$40.25
Total Net Assets (billions)	$24.6
Expense Ratio (annualized, as of June 30, 2006)	0.67%
2005 Portfolio Turnover Rate	7%
30-Day SEC Yield(a)	1.49%
Fund Inception Date	May 1, 2001

Investment Manager: Dodge & Cox, San Francisco. Managed by the International Investment Policy Committee, whose eight members’ average tenure at Dodge & Cox is 17 years.

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	82	1,166
Median Market Capitalization (billions)	$14	$5
Weighted Average Market Capitalization (billions)	$53	$55
Price-to-Earnings Ratio(b)	13.1x	13.6x
Countries Represented	20	22
Emerging Markets (Brazil, Israel, Mexico, South Africa, South Korea, Thailand)	14.2%	0.0%

Ten Largest Holdings(c)	Fund
Sanofi-Aventis (France)	3.4%
News Corp. Class A (United States)	2.8
HSBC Holdings PLC (United Kingdom)	2.4
Nokia Oyj (Finland)	2.3
Matsushita Electric Industrial Co., Ltd. (Japan)	2.3
Royal Bank of Scotland Group PLC (United Kingdom)	2.3
Infineon Technologies AG (Germany)	2.3
GlaxoSmithKline PLC ADR (United Kingdom)	2.2
Hitachi, Ltd. (Japan)	2.2
Mitsubishi UFJ Financial Group ADR (Japan)	2.1

Asset Allocation

Region Diversification	Fund	MSCI EAFE
Europe (excluding United Kingdom)	36.0%	44.6%
Japan	21.8	23.7
United Kingdom	15.2	23.8
Latin America	7.5	0.0
Pacific (excluding Japan)	7.0	7.9
United States	4.9	0.0
Africa	1.5	0.0
Middle East	1.0	0.0
Canada	0.9	0.0

Sector Diversification	Fund	MSCI EAFE
Financials	21.5%	30.1%
Consumer Discretionary	14.2	11.9
Information Technology	12.2	5.6
Materials	11.6	8.1
Industrials	9.7	10.6
Energy	8.0	7.5
Consumer Staples	7.6	8.0
Health Care	6.3	7.6
Telecommunication Services	3.6	5.1
Utilities	1.1	5.5

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

See other side

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Average Annual Total Return*

For periods ended September 30, 2006	1 Year	3 Year	5 Year	Since Inception (May 1, 2001)
Dodge & Cox International Stock Fund	20.18%	27.44%	21.32%	15.11%
MSCI EAFE Index	19.17	22.31	14.26	8.43

The Dodge & Cox International Stock Fund had a total return of 3.3% for the third quarter of 2006, compared to a total return of 3.9% for the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) benchmark. For the nine months ended September 30, 2006, the Fund had a total return of 14.9%, compared to a total return of 14.5% for the MSCI EAFE. At quarter end, the Fund had net assets of $24.6 billion and a cash position of 4.2%.

Third Quarter Performance Review

For the third quarter of 2006, the Fund had a positive return, but underperformed the MSCI EAFE.

In absolute terms the Fund’s investments in the Energy sector declined 5%, though relative to the MSCI EAFE, the impact was neutral. Notable weak performers included Norsk Hydro (down 16%) and Petrobras (down 6%).

The Fund’s overweight position in Information Technology, which was a weak sector of the market, detracted from performance relative to the benchmark. Notable underperformers included Hitachi (down 11%), LG Philips (down 8%) and Sony (down 8%). Additionally, Financial companies based in Europe performed well during the quarter, and the Fund’s underweight in this area hurt relative performance.

In contrast, the Fund’s investments in a variety of selected individual holdings contributed positively to performance. The Fund had seven holdings that returned over 20% during the quarter. Notable strong performers included Banorte (up 36%), Cott Corporation (up 31%), Brother Industries (up 28%), Corporacion Geo (up 26%) and Volvo (up 21%).

The U.S. dollar appreciated against developed and emerging market currencies during the quarter, which had a slight negative effect on the Fund’s performance and the overall market. As always, we focus on the medium and long-term effects of currency changes on a company’s operations and finances, not on predicting short-term currency fluctuations.

Outlook

Looking forward, we continue to find attractive investment opportunities on a bottom-up basis. In particular, we are finding investments in three broad themes: 1) global leaders at reasonable valuations; 2) companies where managements are increasingly focused on shareholder returns; and 3) companies with exposure to consumers in the developing world. However, we caution shareholders not to extrapolate the Fund’s relatively strong performance over the past five years into the future and encourage you to be more conservative in your expectations for future returns. We recognize that we have shared this cautious view for some time now and yet returns have remained strong. Our assessment is based on our long-term outlook for earnings and cash flow growth coupled with today’s reasonable valuation levels.

For further discussion of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available online in November.

October 2006

*	The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is an unmanaged index of the world’s stock markets, excluding the United States. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Morgan Stanley®, Morgan Stanley Capital International, and EAFE® are trademarks of Morgan Stanley Dean Witter & Co.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s prospectus. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

09/06 ISF FS

www.dodgeandcox.com

Balanced Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	10.78%	12.92%	11.37%	11.97%	12.54%
Combined Index(a)	7.95%	8.73%	6.37%	8.06%	10.31%

Fund Characteristics

as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$86.51
Total Net Assets (billions)	$26.0
30-Day SEC Yield(b)	2.55%
Expense Ratio (annualized, as of June 30, 2006)	0.53%
2005 Portfolio Turnover Rate	18%
Fund Inception	1931

Stock Portfolio (63.0% of Fund)

Stock Characteristics	Fund
Number of Stocks	87
Median Market Capitalization (billions)	$23
Price-to-Earnings Ratio(c)	14.6x
Foreign Stocks(d) (% of Fund)	10.3%

Five Largest Sectors	% of Fund
Consumer Discretionary	14.3
Health Care	11.1
Financials	9.8
Information Technology	9.0
Energy	5.8

Fixed-Income Portfolio (32.4% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	312
Average Maturity	6.3 Years
Effective Duration	3.9 Years

Credit Quality (f)	% of Fund
U.S. Gov’t. & Gov’t. Related	20.9
Aaa	0.0	(g)
Aa	1.0
A	1.6
Baa	4.7
Ba	3.0
B	1.2
Average Quality	Aa

Asset Allocation

Ten Largest Stocks(e)	% of Fund
Hewlett-Packard Co.	2.6
Comcast Corp. Class A	2.4
Pfizer, Inc.	2.1
News Corp. Class A	1.9
Chevron Corp.	1.7
McDonald’s Corp.	1.6
Sony Corp. ADR (Japan)	1.6
Time Warner, Inc.	1.6
Cardinal Health, Inc.	1.6
Union Pacific Corp.	1.5

Sector Diversification	% of Fund
U.S. Treasury & Government Related	6.3
Mortgage-Related Securities	14.6
Corporate	11.5

Five Largest Corporate Fixed-Income Issuers (e)	% of Fund
Ford Motor Credit Co.	1.0
Time Warner, Inc. (AOL Time Warner)	0.8
GMAC	0.7
Xerox Corp.	0.7
HCA, Inc.	0.6

(a)	The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(f)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(g)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Dodge & Cox Balanced Fund (DODBX)	September 30, 2006

Objective	The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks.

Fixed-Income Securities: Dodge & Cox constructs a diversified portfolio of primarily investment grade fixed-income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others. To a lesser extent, the Fund may also invest in below investment-grade fixed-income securities.

Benefits	• A simple way to own a broadly diversified portfolio of stocks and fixed-income securities • Low expenses, no sales charges, no distribution fees

Unless otherwise noted, the information below is as of September 30, 2006.

General Information

Net Asset Value Per Share	$86.51
Total Net Assets (billions)	$26.0
30-Day SEC Yield(a)	2.55%
Expense Ratio (annualized, as of June 30, 2006)	0.53%
2005 Portfolio Turnover Rate	18%
Fund Inception	1931

Investment Manager: Dodge & Cox, San Francisco. Managed by the Investment Policy Committee, whose ten members’ average tenure at Dodge & Cox is 23 years, and by the Fixed-Income Strategy Committee, whose nine members’ average tenure is 17 years.

Stock Portfolio (63.0% of Fund)
Number of Stocks	87
Median Market Capitalization (billions)	$23
Price-to-Earnings Ratio(b)	14.6x
Foreign Stocks(c) (% of Fund)	10.3%

Five Largest Sectors	% of Fund
Consumer Discretionary	14.3
Health Care	11.1
Financials	9.8
Information Technology	9.0
Energy	5.8

Fixed-Income Portfolio (32.4% of Fund)
Number of Fixed-Income Securities	312
Average Maturity	6.3 years
Effective Duration	3.9 years

Credit Quality(e)	% of Fund
U.S. Government & Government Agencies	20.9
Aaa	0.0(f)
Aa	1.0
A	1.6
Baa	4.7
Ba	3.0
B	1.2

Average Quality	Aa

Asset Allocation

Ten Largest Stock Holdings(d)	% of Fund
Hewlett-Packard Co.	2.6
Comcast Corp. Class A	2.4
Pfizer, Inc.	2.1
News Corp. Class A	1.9
Chevron Corp.	1.7
McDonald’s Corp.	1.6
Sony Corp. ADR (Japan)	1.6
Time Warner, Inc.	1.6
Cardinal Health, Inc.	1.6
Union Pacific Corp.	1.5

Sector Diversification	% of Fund
U.S. Treasury & Government Agency	6.3
Mortgage-Related Securities	14.6
Corporate	11.5

Five Largest Corporate Fixed-Income Issuers(d)	% of Fund
Ford Motor Credit Co.	1.0
Time Warner, Inc. (AOL Time Warner)	0.8
GMAC	0.7
Xerox Corp.	0.7
HCA, Inc.	0.6

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	Foreign stocks are U.S. dollar-denominated.
(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(e)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Agency securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(f)	Rounds to 0.0%.

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Average Annual Total Return1

For periods ended September 30, 2006	1 Year	3 Years	5 Years	10 Years	20 Years
Dodge & Cox Balanced Fund	10.78%	12.92%	11.37%	11.97%	12.54%
Combined Index	7.95	8.73	6.37	8.06	10.31

The Dodge & Cox Balanced Fund returned 4.3% for the third quarter of 2006, compared to a total return of 4.9% for the Combined Index1. For the nine months ended September 30, 2006, the Fund had a total return of 8.5%, compared to a total return of 6.3% for the Combined Index. At quarter end, the Fund’s net assets of $26.0 billion were invested in 63.0% stocks, 32.4% fixed-income securities and 4.6% cash.

The Fund continued a string of strong recent performance, but this quarter was particularly notable for a substantial return contribution from the fixed-income portfolio. As interest rates have increased over the past three years from historically low levels, the return contribution from the Fund’s fixed-income portfolio over this period has been quite modest. We believe this quarter’s strong fixed-income performance serves as a timely reminder of the case for diversification and avoiding the temptation to “time” sector returns.

Third Quarter Performance Review

Equity Portfolio

The equity portion of the Fund lagged the Standard & Poor’s 500 Index’s (S&P 500) total return of 5.7% during the quarter. Key detractors from the portfolio’s relative performance were in areas that rose strongly, just not as much as the corresponding S&P 500 sectors. For example, the portfolio’s Financial holdings (up 4%) underperformed those in the S&P 500 (up 8%). The portfolio’s Health Care stocks performed well on an absolute basis (up 8%), but lagged the return of the S&P 500’s Health Care sector (up 10%).

The equity portfolio benefited from its investments in the Information Technology sector, which returned 10% (e.g., Hewlett-Packard up 16%) compared to 8% for those in the S&P 500. There were also a number of individual holdings which significantly contributed to or detracted from third quarter results. Some of the portfolio’s largest positions, such as Pfizer (up 22%) and Comcast (up 13%) helped results, while other large positions, like Sanofi-Aventis (down 9%) and Sony (down 8%) hurt. Baker Hughes (down 17%) was the weakest absolute performer during the third quarter.

As always, we focus our efforts on understanding the opportunities and risks facing each of the companies in the portfolio over a three-to-five year investment horizon. For this reason, we encourage shareholders to focus on the long term and not concentrate on recent short-term results.

Fixed-Income Portfolio

The fixed-income portion of the Fund moderately underperformed the 3.8% return of its benchmark, the Lehman Brothers Aggregate Bond Index (LBAG) during the quarter. The following factors affected relative performance results:

•	The portfolio’s shorter effective duration[2] (4.0 years versus 4.8 years for the LBAG at the beginning of the quarter) detracted from relative returns as U.S. Treasury yields declined by approximately 40 to 50 basis points (1 basis point equals 1/100th of 1%).

•	Issuer-specific corporate performance was generally positive. Solid returns from Ford Motor Credit (FMCC), General Motors Acceptance Corp. (GMAC), Liberty Media, UnumProvident and Xerox (among others) were offset somewhat by poor performance from HCA after the company agreed to be acquired by a private equity consortium in a leveraged buyout (LBO) transaction.

•	The portfolio’s overweights in the Corporate and Mortgage-Backed Securities (MBS) sectors added to returns as both sectors outperformed comparable-duration Treasuries.

Investment Strategy

Equity Portfolio

As valuations have decreased and the range of valuations has narrowed across the market since 2000, our investment team has invested in a growing number of companies considered to be leaders within their industries which no longer trade at large premiums to the market. We have been selectively increasing the portfolio’s exposure to these companies, many of which are found in: 1) areas of traditional growth, such as Information Technology (e.g., Hewlett-Packard and Dell), Media (e.g., Comcast and Time Warner) and Health Care (e.g., Pfizer and Sanofi-Aventis), which collectively represent 42.8% of the equity portfolio; 2) mega-capitalization stocks which represent dominant business franchises (e.g., Citigroup, GE and Wal-Mart); and 3) multi-national businesses based in the U.S. and abroad that, over time, should increasingly benefit from the expansion of the global economy (e.g., Avon and Matsushita).

Fixed-Income Portfolio

We made several small changes to the fixed income portfolio’s positioning during the quarter, adding a new corporate issuer (Lafarge SA, a global building materials manufacturer based in France) and adjusting several issuers’ target weightings. The net result of this was to raise the corporate bond weighting from 32.8% to 35.8% of the fixed-income portfolio. We also added to certain of the portfolio’s MBS holdings, specifically seasoned 30-year pass-throughs and “hybrid ARM” (adjustable rate mortgage) pass-through securities. The MBS weighting increased slightly during the quarter from 44.1% to 45.3% of the fixed-income portfolio.

Economic growth seems likely to remain reasonably strong over the intermediate term, and the possibility of higher core inflation remains. In light of these concerns, and a flat U.S. Treasury yield curve that provides no yield incentive for owning longer-duration Treasuries, we have maintained the fixed-income portfolio’s defensive duration positioning (3.8 years versus 4.6 years for the LBAG as of quarter end).

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available online in November.

October 2006

[1]	The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond Index, which is a widely recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income but, unlike Fund returns, do not reflect fees or expenses.
[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Standard & Poor’s, Standard & Poor’s 500, and S&P 500® are trademarks of The McGraw-Hill Companies, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

09/06 BF FS

www.dodgeandcox.com

Income Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of September 30, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	4.08%	3.41%	5.25%	6.68%	NA	†
LBAG Index	3.67%	3.38%	4.81%	6.42%	NA	†

Fund Characteristics

as of September 30, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$11.0
30-Day SEC Yield(a)	5.23%
Expense Ratio (annualized, as of June 30, 2006)	0.44%
2005 Portfolio Turnover Rate	24%
Fund Inception	1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	382	6,938
Average Maturity (years)	6.2	7.1
Effective Duration (years)	3.9	4.6

Five Largest Corporate Issuers (c)	% of Fund
Ford Motor Credit Co.	3.0
Time Warner, Inc. (AOL Time Warner)	2.2
GMAC	2.1
Xerox Corp.	1.9
HCA, Inc.	1.7

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	64.5	71.0
Aaa	0.5	7.8
Aa	2.8	5.3
A	4.7	8.3
Baa	13.5	7.6
Ba	8.3	0.0
B	3.8	0.0
Cash Equivalents	1.9	0.0
Average Quality	Aa	AA+

Asset Allocation

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	20.7	36.1
Mortgage-Related Securities	44.0	34.9
Asset-Backed Securities/CMBS(b)	0.0	5.9
Corporate	33.4	19.4
Non-Corporate Yankee	0.0	3.7
Cash Equivalents	1.9	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	7.3	0.0
1-5	53.8	42.9
5-10	26.9	45.1
10-15	1.7	3.2
15-20	1.2	2.4
20-25	5.3	3.4
25 and Over	3.8	3.0

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. Lehman Brothers’ methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through September 30, 2006 (17.75 years) was 7.93%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.61% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Fund Information

Dodge & Cox manages four no-load mutual funds using the same investment approach we use with our separate accounts. The Funds offer a simple, low-cost way to own a broadly diversified portfolio of stocks and / or fixed-income securities.

	Stock Fund	International Stock Fund	Balanced Fund	Income Fund
Availability	Closed to new investors	Open	Closed to new investors	Open

Objective	Long-term growth of principal and income.	Long-term growth of principal and income.	Regular income, conservation of principal and an opportunity for long- term growth of principal and income.	High and stable rate of current income consistent with long- term preservation of capital.

Strategy	The Fund invests primarily in a broadly diversified portfolio of common stocks.	The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies.	The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.	The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed- income securities.

Inception Date	1/4/1965	5/1/2001	6/26/1931	1/3/1989

Expense Ratio(a)	0.52%	0.67%	0.53%	0.44%

2005 Portfolio Turnover Rate	12%	7%	18%	24%

Ticker Symbol	DODGX	DODFX	DODBX	DODIX

Total Net Assets(b)	$61.0 billion	$24.6 billion	$26.0 billion	$11.0 billion

Funds’ Proxy Report (N-PX)

(a)	For the six month period ended June 30, 2006, annualized.
(b)	As of September 30, 2006.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Dodge & Cox Income Fund (DODIX)	September 30, 2006

Objective	The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy	The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody’s. To a lesser extent, the Fund may also invest in fixed-income securities rated Baa/BBB, or lower, by Moody’s/S&P.

The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox will consider many factors, including yield to maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

Benefits	• A simple way to own a broadly diversified portfolio of fixed-income securities • Low expenses, no sales charges, no distribution fees

Unless otherwise noted, the information below is as of September 30, 2006.

General Information

Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$11.0
30-Day SEC Yield(a)	5.23%
Expense Ratio (annualized, as of June 30, 2006)	0.44%
2005 Portfolio Turnover Rate	24%
Fund Inception	1989

Investment Manager: Dodge & Cox, San Francisco. Managed by the Fixed-Income Strategy Committee, whose nine members’ average tenure at Dodge & Cox is 17 years, and by the Investment Policy Committee, whose 13 members’ (for fixed-income decisions) average tenure at Dodge & Cox is 22 years.

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	382	6,938
Average Maturity (years)	6.2	7.1
Effective Duration (years)	3.9	4.6

Five Largest Corporate Issuers(c)	Fund
Ford Motor Credit Co.	3.0%
Time Warner, Inc. (AOL Time Warner)	2.2
GMAC	2.1
Xerox Corp.	1.9
HCA, Inc.	1.7

Credit Quality(d)	Fund	LBAG
U.S. Government & Government Agencies	64.5%	71.0%
Aaa	0.5	7.8
Aa	2.8	5.3
A	4.7	8.3
Baa	13.5	7.6
Ba	8.3	0.0
B	3.8	0.0
Cash Equivalents	1.9	0.0

Average Quality	Aa	AA+

Asset Allocation

Sector Diversification	Fund	LBAG
U.S. Treasury & Government Agency	20.7%	36.1%
Mortgage-Related Securities	44.0	34.9
Asset-Backed Securities/CMBS(b)	0.0	5.9
Corporate	33.4	19.4
Non-Corporate Yankee	0.0	3.7
Cash Equivalents	1.9	0.0

Maturity Diversification	Fund	LBAG
0-1 Years to Maturity	7.3%	0.0%
1-5	53.8	42.9
5-10	26.9	45.1
10-15	1.7	3.2
15-20	1.2	2.4
20-25	5.3	3.4
25 and Over	3.8	3.0

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Agency securities that are higher than the ratings assigned to securities rated Aaa. Lehman Brothers’ methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

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Average Annual Total Return1

For periods ended September 30, 2006	1 Year	3 Years	5 Years	10 Years
Dodge & Cox Income Fund	4.08%	3.41%	5.25%	6.68%
LBAG Index	3.67	3.38	4.81	6.42

The Dodge & Cox Income Fund generated a total return of 3.4% for the third quarter of 2006, compared to 3.8% for the Lehman Brothers Aggregate Bond Index (LBAG). For the nine months ending September 30, 2006, the Fund returned 3.5% compared to 3.1% for the LBAG. At quarter end, the Fund’s net assets were $11.0 billion with a cash position of 1.9%.

Third Quarter Market Commentary

The U.S. bond market (measured by the LBAG) posted the highest quarterly return since the third quarter of 2002, as bond prices rose largely in response to slowing U.S. economic activity and a pause in the Federal Reserve’s tightening of monetary policy. The cooling housing market has captured much attention, as the median home sale price declined in August by 1.7% from a year earlier (the first year-over-year price decline in over ten years). However, market activity in general remains well above levels seen before the 2003-2005 boom period. Despite the softer housing market, other economic indicators remain positive, evidenced by a solid labor market (as the unemployment rate fell to 4.7% and 188,000 new jobs were added in August), continued expansion of the manufacturing and service sectors and moderate retail sales growth.

The Federal Reserve’s Federal Open Market Committee (FOMC) met twice during the quarter and left the Fed Funds rate unchanged at 5.25%. Previously, the FOMC had raised rates 17 consecutive times by 0.25% each time. Over time, the FOMC believes that “inflation pressures are likely to moderate” due in part to receding energy prices and the cumulative effect of previous Fed Funds rate increases; however, they remain concerned about core inflation in the near term. Headline inflation (as measured by year-over-year CPI) rose 3.8% (through August), compared to 3.6% a year earlier and core (ex-food and energy) CPI rose 2.8% versus 2.1% a year ago.

Corporate bonds (as measured by the Lehman Corporate Index) generated a 4.5% return (their best quarterly return in over three years) and outperformed comparable-duration2 Treasuries by 0.4%; corporate profits and cash flow have generally held up in the face of increasing cost pressures. Mortgage-Backed Securities (MBS), measured by the Lehman MBS Index, returned 3.6% and outperformed comparable-duration Treasuries by 0.3%, mostly due to a narrowing of yield premiums.

Third Quarter Performance Review

The following factors affected relative performance:

•	The Fund’s shorter effective duration (4.1 years versus 4.8 years for the LBAG at the beginning of the quarter) detracted from relative returns as U.S. Treasury yields declined by approximately 40 to 50 basis points (1 basis point equals 1/100th of 1%).

•	Issuer-specific corporate performance was generally positive. Solid returns from Ford Motor Credit (FMCC), General Motors Acceptance Corp. (GMAC), Liberty Media, UnumProvident and Xerox (among others) were offset somewhat by poor performance from HCA after the company agreed to be acquired by a private equity consortium in a leveraged buyout (LBO) transaction.

•	The Fund’s overweights in the Corporate and MBS sectors added to returns as both sectors outperformed comparable-duration Treasuries.

Investment Strategy

During the quarter we added one new corporate issuer to the Fund – Lafarge SA, a global building materials manufacturer based in France – and we adjusted several issuers’ target weightings. The Fund’s Corporate weighting was 33.4% at quarter end, versus 19.4% for the LBAG. Within the Mortgage sector, we purchased seasoned 30-year pass-throughs and “hybrid ARM” (adjustable rate mortgage) securities; the Fund’s Mortgage weighting was 44.0% at quarter end (versus 34.9% for the LBAG).

Economic growth seems likely to remain reasonably strong over the intermediate term, and the possibility of higher core inflation remains. In light of these concerns, and a flat U.S. Treasury yield curve that provides no yield incentive for owning longer-duration Treasuries, we have maintained the fixed-income portfolio’s defensive duration positioning (3.9 years versus 4.6 years for the LBAG as of quarter end).

For further review of the Fund’s performance and long-term investment strategy, please visit www.dodgeandcox.com and download the Fund’s Third Quarter Report, which will be available online in November.

October 2006

[1]	The LBAG is a widely-recognized, unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include interest income but, unlike Fund returns, do not reflect fees or expenses.
[2]	Duration is a measure of a bond’s price sensitivity to changes in interest rates.

Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.

Lehman Brothers® is a trademark of Lehman Brothers, Inc.

You should carefully consider the Fund’s investment objectives, management fees, risks and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call 800-621-3979. Please carefully read the prospectus before investing.

09/06 IF FS

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